UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Surrozen, Inc. (f/k/a Consonance-HFW Acquisition Corp.)
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
86889P109
(CUSIP NUMBER)
Kevin Livingston
1370 Avenue of the Americas, 33rd Floor
New York, NY 10019
(212) 660-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   [  ].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,497,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,497,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,497,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,497,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,497,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,497,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,885,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,885,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,497,500
	8	SHARED VOTING POWER 1,885,000
	9	SOLE DISPOSITIVE POWER 3,497,500
	10	SHARED DISPOSITIVE POWER 1,885,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,382,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Benny Soffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,885,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,885,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Kevin Livingston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,885,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,885,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Consonance Capital Management LP, a Delaware limited partnership (“Consonance Management”), Consonance Capital Opportunity Fund Management LP, a Delaware limited partnership (“Consonance Opportunity”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), Consonance Life Sciences, LLC, a Cayman Islands limited liability company (“Consonance Life Sciences”), Dr. Mitchell Blutt, Dr. Benny Soffer, and Kevin Livingston (collectively, the “Reporting Persons”) on December 3, 2020, as amended by Amendment No. 1 filed on April 27, 2021. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Surrozen, Inc. (f/k/a Consonance-HFW Acquisition Corp.) (the “Issuer”) held by certain private investment funds, including Consonance Capital Master Account, LP (the “Master Account”) and Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”) and a certain managed account (the “Managed Account”, and together with Master Account and Consonance Opportunity Master, the “Consonance Investors”) for which Consonance Management serves as investment adviser.  As the general partner of Consonance Management, Capman may direct the vote and disposition of the securities of the Issuer held by the Consonance Investors.  As principal of Consonance Management, Dr. Blutt may direct the vote and disposition of the securities of the Issuer held by the Consonance Investors.  In addition, this Schedule 13D relates to Common Stock held by Consonance Life Sciences.  Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Dr. Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities of the Issuer held by Consonance Life Sciences.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Common Stock”) of Surrozen, Inc. (f/k/a Consonance-HFW Acquisition Corp.) (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 171 Oyster Point Blvd, Suite 400, South San Francisco, CA 94080.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Consonance Capital Management LP, a Delaware limited partnership (“Consonance Management”)

2.	Consonance Capman GP LLC, a Delaware limited liability company (“Capman”)

3.	Consonance Life Sciences, LLC, a Cayman Islands limited liability company (“Consonance Life Sciences”)

4.	Mitchell J. Blutt

5.	Benny Soffer

6.	Kevin Livingston
(b) The business address or address of the principal office, as applicable, of the Reporting Persons other than Consonance Life Sciences is:
1370 Avenue of the Americas
Suite 3301
New York, NY 10019

The business address or address of the principal office, as applicable, of Consonance Life Sciences is:

c/o Consonance-HFW Acquisition Corp.
1 Palmer Square, Suite 305
Princeton, NJ 08540
(c) Each of the Reporting Persons is engaged in the business of investing. The principal business of Consonance Management is serving as an investment adviser to certain private investment funds, including Consonance Capital Master Account, LP (the “Master Account”) and Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”), and serving as an investment adviser to a certain managed account (the “Managed Account”, and together with the Master Account and Consonance Opportunity Master, the “Consonance Investors”).  The principal business of Capman is serving as the general partner of Consonance Management. The principal business of Consonance Life Sciences is holding securities of the Issuer.  The principal business of Mitchell J. Blutt is serving as the manager and member of Capman and as a Manager of Consonance Life Sciences.  The principal business of Benny Soffer is serving as the Chief Investment Officer and a Partner of Consonance Management and a Manager of Consonance Life Sciences.  The principal business of Mr. Livingston is to serve as the Chief Financial Officer and a Partner of Consonance Management and a Manager of Consonance Life Sciences.
(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Consonance Management – Delaware

2.	Capman – Delaware

3.	Consonance Life Sciences – Cayman Islands

4.	Mitchell J. Blutt – United States

5.	Benny Soffer – United States

6.	Kevin Livingston – United States

Item 3.	Source and Amount of Funds or Other Consideration
The information in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Business Combination

As previously disclosed, on April 15, 2021, the Issuer entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Issuer, Perseverance Merger Sub Inc. (“Merger Sub”), and Surrozen, Inc. (“Surrozen”).  The Business Combination (as defined below) pursuant to the Business Combination Agreement closed on August 11, 2021. Pursuant to the terms of the Business Combination Agreement, on the closing date: (i) the Issuer became a Delaware corporation (the "Domestication") and, in connection with the Domestication, (A) the Issuer's name changed to "Surrozen, Inc.", (B) each outstanding Class A Ordinary Share of the Issuer ("Class A Share") and each outstanding Class B Ordinary Share of the Issuer became one share of Common Stock, and (C) each outstanding warrant of the Issuer became one warrant to purchase one share of Common Stock; and (ii) following the Domestication, Merger Sub merged with and into Surrozen, with Surrozen as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Issuer (the "Merger"). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the "Business Combination".

Pursuant to the previously disclosed Sponsor Letter Agreement, effective as of the closing of the Business Combination, Consonance Life Sciences contributed an aggregate of 759,000 Class B Ordinary Shares of the Issuer back to the Issuer for no additional consideration.  The remaining 1,451,000 Class B Ordinary Shares held by Consonance Life Sciences became 1,451,000 shares of Common Stock pursuant to the Business Combination.

At the closing of the Business Combination, Mitchell J. Blutt and Benny Soffer resigned from the Board of Directors of the Issuer and Kevin Livingston resigned as the Chief Financial Officer of the Issuer.

PIPE Financing

Pursuant to the previously disclosed Subscription Agreements (the "Subscription Agreements") entered into in connection with the Business Combination Agreement, Consonance Management on behalf of the Consonance Investors agreed to subscribe for and purchase, substantially concurrently with the closing of the Business Combination, an aggregate of 2,497,500 units of the Issuer (“PIPE Units”), each consisting of one share of Common Stock and one-third of one redeemable warrant to purchase one share of Common Stock (the "PIPE Warrants"), for a purchase price of $10.00 per PIPE Unit. Of the 2,497,500 PIPE Units that Consonance Management agreed to purchase, 1,248,750 PIPE Units were allocated to Master Account; 926,822 PIPE Units were allocated to Consonance Opportunity Master; and 321,928 PIPE Units were allocated to the Managed Account.  Each whole PIPE Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, and only whole PIPE Warrants will be exercisable.  The PIPE Warrants have substantially the same provisions as the warrants issued in connection with the Issuer's initial public offering. The transactions pursuant to the Subscription Agreement closed on August 11, 2021.

Investor Rights Agreement

At, and as a condition to, the closing of the Business Combination, the Issuer, Consonance Life Sciences, Consonance Management and certain other persons entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, certain stockholders agreed not to effect any sale or distribution of certain Issuer equity securities during the lock-up period as described therein, and were granted certain customary registration rights.  The PIPE Units that were issued pursuant to the Subscription Agreements as described above were not included in the lock-up provisions of the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described in this Schedule 13D, as amended, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The percentages of shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 35,027,475 shares of Common Stock outstanding as of August 11, 2021, as disclosed in the Issuer’s Form 8-K filed with the SEC on August 17, 2021.

In addition to the shares of Common Stock beneficially owned by the Reporting Persons reported herein, the Consonance Investors hold warrants to purchase an aggregate of 1,165,832 shares of Common Stock and Consonance Life Sciences holds warrants to purchase 144,667 shares of Common Stock.  The warrants to purchase shares of Common Stock held by the Consonance Investors and Consonance Life Sciences are not currently exercisable within 60 days, so are not included in the beneficial ownership amounts reported herein.

Consonance Management is the investment adviser of the Consonance Investors, and pursuant to investment advisory agreements, Consonance Management exercises voting and investment power over the securities of the Issuer held by the Consonance Investors and thus may be deemed to beneficially own the securities of the Issuer held by the Consonance Investors.  Capman, as the general partner of Consonance Management, and Mitchell J. Blutt, as the manager and member of Capman, may be deemed to beneficially own the securities of the Issuer held by the Consonance Investors.

Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Benny Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities held by Consonance Life Sciences and thus may be deemed to have shared beneficial ownership of such securities.

(c) The information in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Investor Rights Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1
Investor Rights Agreement, dated as of August 11, 2021, by and among Surrozen, Inc., Consonance Life Sciences, LLC, Consonance Capital Management LP and certain other persons party thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 17, 2021).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2021

CONSONANCE CAPITAL MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE LIFE SCIENCES, LLC

By: /s/ Kevin Livingston
Kevin Livingston
Manager

CONSONANCE CAPMAN GP, LLC

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Manager

/s/ Mitchell Blutt
Mitchell Blutt

/s/ Benny Soffer
Benny Soffer

/s/ Kevin Livingston
Kevin Livingston